650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ARISTA NETWORKS, INC.: ANET-001

March 28, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs

Ivette Leon

Claire DeLabar

Edwin Kim

Re:	Arista Networks, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted January 31, 2014

CIK No. 0001596532

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (“Arista” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 27, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and a revised Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on January 31, 2014.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the

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Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and confirms that the Company will update the Registration Statement to include the required price range information in a subsequent amendment once such information is available. The Company acknowledges that the price range information will affect disclosure in several sections of the Registration Statement and that the Staff will need sufficient time to process such amendment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, under separate cover, a copy of written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), presented to potential investors in reliance on Section 5(d) of the Securities Act.

The Company advises the Staff that it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. The Company undertakes to provide the Staff with copies of such research reports in the event that they are published or distributed in the future.

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Prospectus Cover Page

3.	As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

The Company advises the Staff that the Registration Statement now contains all artwork and graphics it plans to include in the prospectus. The Company does not currently plan to include additional artwork or graphics in the prospectus.

Prospectus Summary, page 1

4.	Please revise to provide the basis of your assertion that you are “a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation data centers for enterprises.” For example, it is unclear whether you are a leader based on market share, revenues or units of switches sold.

The Company advises the Staff that the Company has revised the disclosure on pages 1, 57 and 88 of the Registration Statement in response to the Staff’s comment.

5.	On page 1, you disclose that six of the largest cloud service providers based on annual revenue are your customers. Please advise us of the identity of these customers.

The Company supplementally informs the Staff that [***], eBay, Facebook, [***], Microsoft and Yahoo are the customers referenced on page 1 and 2 of the Registration Statement.

6.	Please revise to describe any requirement to prepay your $100 million in outstanding convertible notes upon the close of your initial public offering and if your note holders are bound to request a conversion into common stock instead of cash. We note your disclosure on pages 71 and 118 indicates that you may elect to prepay the convertible notes and the note holders may elect to convert the notes into common stock in lieu of receiving cash. Also, if material, please revise to identify SingTel Innov8 Pte. Ltd and Newfound Investment Partners LLC as note holders in the MD&A or on page II-4.

The Company advises the Staff that the Company has revised the disclosure on pages 71 and 121 of the Registration Statement to disclose that each of the noteholders has informed the Company that such noteholder intends to convert the principal amount and all accrued interest outstanding under such noteholder’s convertible promissory notes into shares of the Company’s common stock upon completion of the Company’s initial public offering.

In addition, the Company advises the Staff that it does not believe the identity of SingTel Innov8 Pte. Ltd and Newfound Investment Partners LLC is material, as neither SingTel Innov8 Pte. Ltd nor Newfound Investment Partners LLC will be holders of five percent (5%) or more of the Company’s outstanding capital stock following the conversion of their convertible promissory notes after the offering.

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7.	Please revise your summary to disclose that your officers, directors, and principal stockholders will have substantial control over you after the offering.

The Company advises the Staff that the Company has revised the disclosure on page 5 of the Registration Statement in response to the Staff’s comment.

Risk Factors

We identified a material weakness in our internal controls for the years..., page 17

8.	Please expand this risk factor and/or page 72 to describe the material weaknesses in your internal control in more detail. For example, please describe the processes or systems that were not implemented and what accounting policies or reconciliations lacked sufficient oversight, if any.

The Company advises the Staff that the Company has revised the disclosure on pages 17, 71 and 72 of the Registration Statement in response to the Staff’s comment.

We may become involved in a license dispute with Optumsoft, page 20

9.	Please broaden the scope of this risk factor or add a new risk factor to address the conflicts of interest of David R. Cheriton caused by the fact he is a director and founder of both parties of a potential legal dispute. You should address whether Mr. Cheriton would be involved in any resolution of this dispute and describe Mr. Cheriton’s fiduciary obligations to either party.

The Company advises the Staff that Mr. Cheriton resigned as a member of the Company’s board of directors on March 1, 2014, and, as a result, the disclosure requested is now inapplicable. The Company has revised the disclosures on pages 21, 102 and F-26 in the Registration Statement to reflect Mr. Cheriton’s recent resignation.

We are subject to a number of risks associated with the expansion ..., page 22

10.	To the extent there are material risks discussed in the bullet points on page 23, please discuss them in more detail in separate risk factors.

The Company advises the Staff that the Company does not believe the risks identified in the bullet points on pages 23 and 24 require separate, stand-alone risk factors. The Company further advises the Staff that if circumstances change and it becomes appropriate to treat one or more of such bulleted risks as a separate, stand-alone risk factor, the Company will do so.

Market and Industry Data, page 46

11.	Please provide us supplemental copies of the reports or other source documentation that you cite on page 46 from which market or other data is extracted, such as Crehan Research, Inc.

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To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

In response to the Staff’s comment, the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, under separate cover, copies of the reports and other documentation from which market or other data is extracted. Please refer to the materials attached as Annex I thereto. To expedite the Staff’s review, the Company has marked each source to highlight the applicable portion of the section containing the statistic and cross-referenced it to the appropriate location in the Registration Statement.

12.	Please advise us whether you commissioned the Crehan Research report cited in your prospectus. Further, please revise to cite the date and title of the report.

The Company advises the Staff that the Company has not commissioned any of the reports cited in the Registration Statement.

The Company further advises the Staff that the Company has revised the disclosure on page 46 of the Registration Statement to disclose the date and title of the Crehan Research report.

13.	Please revise to remove your disclaimer that the market information you provide is “generally reliable.”

The Company advises the Staff that the Company has revised page 46 of the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

General

14.	We note on page 18 that your large end customers have received lower prices, bundled upgrades, extended warranties, acceptance terms and extended return policies and other contractual rights. Please expand your discussion of revenues and costs of sales to address any changes in sales and costs of sales for large end customers from period to period.

The Company advises the staff that the terms and conditions it has with its large end customers are generally consistent with those that it typically provides to other customers. However, the Company generally does provide its large end customers with lower pricing given that they purchase relatively high volumes of product. Consequently, an increased mix of revenue to large end customers in any period may adversely impact gross margins.

Please note the disclosures in the Company’s Risk Factors on page 14 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 60 and 61, in which the Company quantifies the percentage of revenue generated by the Company’s 10 largest end

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customers for the years ended December 31, 2011 and 2012, and for the nine months ended September 30, 2013. Sales to the Company’s 10 largest end customers as a percentage of total sales remained relatively consistent in each of the periods presented. Revenue from sales to the Company’s largest end customer, Microsoft, accounted for 10%, 15% and 22% of total revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

Please also note the gross margin disclosures in the Results of Operations for each period presented, in which the Company discloses that its gross margins also decreased due to an increase in the size of contracts with large end customers with lower margins.

Based on the existing information disclosed concerning the Company’s large end customers, the Company believes that further revisions are not required.

15.	Refer to your discussion of gross margin on page 61. We note that your higher-performance products generally have higher gross margins than your lower-performance products. Please expand your discussion of gross margin for each of the periods presented to include any material changes in gross margin due to changes in the average level of performance of products sold or tell us why you believe such an analysis is not material.

The Company advises the Staff that the Company has revised page 61 of the Registration Statement to reflect the key drivers of material changes in gross margin.

The Company’s higher-performance products generally have higher gross margins than its lower-performance products. However, the Company advises the Staff that that it believes changes in the average level of performance of products sold in a period are, by themselves, not material to an explanation of changes in gross margin. Higher-performance products are generally sold to larger end customers, who generally receive lower prices. The Company believes that the principal drivers for changes in gross margin are customer and contract size and not the changes in the performance mix of the products being sold.

16.	We note on page 18 that your sales force and channel partners generate a substantial portion of your revenue during the last few weeks of each quarter in order to meet their sales objectives. Please discuss whether there are any differences in your return activity for sales made at the end of fiscal quarters as compared to sales recognized during the quarters, if material.

The Company advises the Staff that historical sales return activity is not higher for sales transactions executed in the last few weeks of each quarter, as compared with transactions executed throughout the rest of the quarter. In addition, the Company advises the Staff that sales returns related to historical sales activity typically represent less than 1% of revenue during any fiscal quarter, and its estimate of reserves for sales returns as of December 31, 2013 was $1.5 million.

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Overview, page 57

17.	We note that 80% of your total revenues for the year ended December 31, 2012 are attributable to the “Americas.” Please provide more detail as to the total revenues provided in North America or similar geographic area.

The Company advises the Staff that the Company has revised pages 58 and 99 of the Registration Statement as requested.

18.	Please advise us whether the number of your end-customers is a key metric used by management to evaluate your business. You provide these figures throughout your prospectus selectively for December 31, 2010 and December 31, 2013, but you do not provide them for interim periods.

The Company advises the Staff that the number of end-customers is not a key metric utilized by management to measure the Company’s performance or to evaluate its business and does not believe that disclosing the number of end-customers for interim periods would be material for investors.

Results of Operations, page 63

19.	You attribute the increase in sales and marketing, research and development, and general administrative expenses, in part, to the increase in personnel costs. Please revise to provide specific headcount figures for the periods presented. We note you provide total headcount figures of 100 employees as of December 31, 2010 and 750 employees as of December 31, 2013 on page 12 of your risk factors section.

The Company has revised pages 65 and 67 of the Registration Statement as requested.

20.	You attribute your strong sales growth to the increase in the number of unit sales. Please advise us whether the number of units sold is a key metric used by management to evaluation your business.

The Company advises the Staff that unit sales are not a key metric used by management to measure the Company’s performance or to evaluate its business. The Company disclosed unit sales as a proxy for sales of the Company’s switch products and related accessories, and this was used as the basis to explain revenue growth in the Company’s Results of Operations for each period presented. As such, the Company has revised the disclosure on pages 65 and 66 to replace the term “unit sales” with “switch products and related accessories.” The Company advises the Staff that it uses the following non-GAAP financial measures disclosed in the Company’s Registration Statement: non-GAAP gross profit; non-GAAP income from operations; and adjusted EBITDA, together with its consolidated financial statements, to evaluate its business.

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Common Stock Valuations, page 76

21.	Please expand the disclosure to state that estimates are not necessary to determine fair value of new awards once underlying shares begin trading.

The Company advises the Staff that the Company has revised page 77 of the Registration Statement as requested.

22.	Refer to the discussion of fair value on page 81. We note that you issued common stock for $25 and $27 per share in December 2012 and April 2013, but that you determined the fair value to be $7.76 and $8.77 per share as of February and May 2013, respectively. Please tell us why you believe the fair value was so much lower than the amounts paid in issuances for cash. Also, please integrate an analysis of private common stock transactions to support your determination of fair value in your response.

The Company advises the Staff that the Company has revised the disclosure on page 78 of the Registration Statement in response to the Staff’s comment.

The Company further advises the Staff that it did not issue common stock in December 2012 and April 2013 at $25 and $27 per share. Rather, there were limited secondary market transactions in the Company stock between current and former employees and a single buyer in both December 2012 and April 2013 (described below).

Transaction Date	Number of Buyers	Shares Sold	Selling Price	% of outstanding shares
December 2012	Single	291,000	$25 per share	0.5%
April 2013	Single	346,000	$27 per share	0.6%

The Company considered, but initially did not place any weight upon the prior sales of stock approach in estimating the fair value of its common stock as of February 15 and May 15, 2013 due to a limited number of sellers and limited number of shares transacted with only a single buyer on each transaction date. However, on a retrospective basis, in preparation of the Company’s financial statements, the Company determined that it should reconsider these secondary market transactions and re-assess the degree to which these transactions reflect the fair value of its equity securities as described in the AICPA Accounting and Valuation Guide released in May 2013.

In determining the weighting to be applied, the Company assessed whether these secondary market transactions meet the definition of being an orderly transaction. FASB ASC 820-10-35-54I states:

Circumstances that may indicate that a transaction is not orderly include the following:

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a.	There was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions.

b.	There was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant.

c.	The seller is in or near bankruptcy or receivership (that is, the seller is distressed).

d.	The seller was required to sell to meet regulatory or legal requirements (that is, the seller was forced).

e.	The transaction price is an outlier when compared with other recent transactions for the same or a similar asset or liability.

The Company did not promote these transactions and, as such, did not have sufficient information to conclude whether these transactions were orderly or not orderly. Given the Company’s awareness of these transactions, the Company determined that these transactions needed to be given some weight in measuring the fair value of its common stock. The Company determined how much weight to place on these secondary market transactions using the below factors:

•	timing of the transaction data;

•	whether there were sufficient sophisticated buyers;

•	whether sufficient information to value the investment and make an investment decision was made available;

•	pattern of trades; and

•	other biases or costs of holding, hedging or trading the securities.

As noted in the table above, there were a limited number of shares transacted with only a single buyer on each transaction date. The Company did not promote these sales transactions or engage in the negotiations between the parties, nor did the Company facilitate these transactions, except for customary administrative requirements for transactions in one’s own stock. These transactions were not arranged by the Company to provide any benefits or as a form of additional compensation to the Company’s current or former selling employees. In addition, the investors did not have access to the Company’s financial data, nor did the Company provide any due diligence information that an investor would normally obtain prior to investing. The Company did not exercise its right of first refusal to buy the common stock as the Company believed that the price per share in these sale transactions were significantly above fair value of its common stock.

As such, on a retrospective basis, the Company applied a limited weighting of 10% and 15% to the value indicated from the secondary transactions in the February and May 2013 valuations. As a result, for accounting purposes, the Company determined the fair value of its common stock was $9.48 and $11.34 per share for the February and May 2013 valuation dates rather than the $7.76 and $8.77 per share

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initially determined by the board of directors and supported by the original contemporaneous third-party valuations.

The Company believes that these weightings are appropriate given the significantly divergent fair value indications between the price per share of the secondary market transactions and the fair value indications of the model-based approaches. Given this disparity in prices, the Company performed a sensitivity analysis using its then current forecasts to back-solve to a $25 and $27 common share price. In order to arrive at a $25 share price as of February 15, 2013, an unreasonably low 9.75% discount rate would have needed to be utilized in the income approach versus the 17% discount rate utilized in the third-party valuation. Further, the multiples used in the market approach would have needed to be approximately 350% higher than the median observable multiples utilized in the third-party valuation, well outside an acceptable range. In order to arrive at a $27 share price as of June 15, 2013, an unreasonably low 7.5% discount rate would have needed to be utilized in the income approach versus the 16% discount rate utilized in the third-party valuation. Further, the multiples used in the market approach would have needed to be approximately 500% higher than the median observable multiples utilized in the third-party valuation, well outside an acceptable range. As such, the Company determined that the limited weighting given to the secondary transactions was appropriate.

Business

General

23.	Please revise to provide the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K or tell us why the disclosure is not required.

The Company does not have any long-term purchase commitments from customers. Customers generally order products on an as-needed basis with short lead and delivery times on a per-purchase-order basis. The Company maintains substantial finished goods inventory to ensure that products can be generally shipped shortly after receipt of an order. A significant portion of the Company’s customer shipments in any fiscal period relate to orders received and shipped in that fiscal period, resulting in very little, if any, order backlog. Because the Company’s customers utilize purchase orders containing non-binding purchase commitments and the Company allows customers to cancel, change or reschedule orders without penalty at any time prior to shipment, the Company also does not believe backlog is firm.

The Company supplementally advises the Staff that revenue associated with customer orders that had not been shipped at the end of each of the last two fiscal years was less than 10% of the Company’s total revenue for the corresponding fiscal years. In addition, given the Company’s historic and projected annual growth, backlog as a percentage of projected revenue would be significantly lower.

Consequently, the Company does not treat backlog as a metric for planning purposes or to set revenue targets for any particular fiscal period. As a result of the foregoing factors, backlog is not material or a meaningful indicator in any given period of the Company’s ability to achieve any particular level of overall revenue or financial performance. As such, the Company has revised its disclosure on

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page [100] to disclose the Company does not have material backlog that is firm and meaningful to the Company’s business taken as a whole.

EOS Attributes, page 93

24.	Please clarify whether the additional applications that may be purchased for complete network visibility, as describe on page 94, constitute a material amount of your total or service revenues. If yes, please advise us why you do not provide purchased applications revenue here or in your management’s discussion and analysis section.

The Company advises the Staff that the application revenue represents less than 10% of total revenue in all periods presented and is considered immaterial for separate disclosure under rule 5-03.1 of Regulation S-X.

Customer Case Studies, page 95

25.	Please revise to clarify the dates of the events described in each of your case studies.

The Company advises the Staff that the Company has revised pages 97 and 98 of the Registration Statement as requested.

26.	On page 14, you describe that 48% of your revenue for the nine months ended September 30, 2013 was attributable to your 10 largest clients, with Microsoft accounting for 24% for this period. Please clarify whether Microsoft is a channel partner or a direct end-customer. Due to the size of your revenues attributable to Microsoft, it appears you are substantially dependent on this relationship. Please revise to describe any material agreements with Microsoft and file them under Item 601(b)(10) of Regulation S-K, or advise us why you believe they are not required.

The Company advises the Staff that the Company has filed the Master Product Purchase Agreement between Microsoft and the Company as an exhibit under Item 601(b)(10) of Regulation S-K. In addition, the Company advises the Staff that substantially all sales to Microsoft are through channel partners.

Customer Support and Services, page 95

27.	Please briefly describe your service options for customer support. In addition to the range of services provided under your various options, please describe whether these are long term agreements and provide quantitative disclosure here or in your MD&A section concerning the impact of the post contract support to your business. We note you describe post contract support as “typically” purchased by your customers on page 58, but you do not provide any percentages nor do you disclose service or post contract support revenue.

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The Company advises the Staff that the Company’s post contract customer support (PCS) service offering is standard across its customer base, except customers have the option to choose a service level agreement that best meets their needs (i.e. replacement part logistics options). The Company offers PCS services under renewable, fee-based contracts, which include 24-hour technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if available basis. PCS contracts usually have a term of one to three years. The vast majority of the Company’s customers purchase PCS in combination with their product purchases. However, the Company has elected not to disclose the percentage of customers who buy PCS as it is not a key metric used by management to measure its financial performance or to evaluate its business. The Company includes billed but unearned PCS revenue in deferred revenue. Long term deferred service revenue represented 37% and 42% of total deferred service revenue as of December 31, 2012 and 2013, respectively. In addition, PCS revenue represented less than 10% of revenue in all periods presented and is considered immaterial for separate disclosure under rule 5-03.1 of Regulation S-X.

Sales and Marketing, page 97

28.	Please revise to provide more details concerning your channel partners and clarify how much of your revenue is derived from these sources as compared to direct sales. For example, please clarify whether any of your channel partners generates a material amount of your revenue and describe any related contracts or arrangements.

The Company advises the Staff that the Company has revised pages 58 and 99 of the Registration Statement as requested.

The Company advises the Staff that the Company’s direct sales force is primarily responsible for sales and marketing to its end customers. The Company’s end customers typically request that sales transactions be fulfilled through channel partners that provide value-added services. The Company provides its partners with specific training and programs to assist them in selling its products. The Company’s partners commonly receive an order from an end customer prior to placing an order with the Company, and the Company confirms the identification of the end customer prior to accepting such orders. The Company’s partners generally do not stock inventory received by the Company. Consequently, the Company does not consider the mix of direct and indirect sales to be a key business indicator and does not believe separate disclosure is necessary or appropriate.

The Company has one channel partner through which it sells to Microsoft, the Company’s largest end customer. Revenue from sales to Microsoft through this partner accounted for 10%, 15% and 22% of the Company’s revenue for the years ended December 31, 2011, 2012 and 2013, respectively. Please note that this channel partner is referenced as Customer B on page F-9 in the Notes to the Consolidated Financial Statements. There were no other channel partners that contributed more than 10% of the Company’s revenue in each of the periods presented.

29.

After the sales and distribution of the switches to end-customers by your direct fulfillment center, please clarify how your products are installed and integrated to your end-customers’ systems and data centers. For example, please clarify if products are sold directly by your

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direct sales staff and, if so, whether your customers rely on your customer support to implement the switches and EOS, whether they hire third-party integrators, or rely on your channel partners.

The Company advises the Staff that the Company has revised page 100 of the Registration Statement as requested.

Manufacturing, page 97

30.	You subcontract the manufacturing of your products through third-party contract manufacturers, such as Jabil Circuit, Foxconn, and Flextronics International. Please advise whether you have any material agreements that you are substantially dependent upon with any contract manufacturer. If so, please file the appropriate agreements as exhibits under Item 601(b)(10) of Regulation S-K and describe any material terms of those agreements.

The Company advises the Staff that the Company has filed its Manufacturing Services Letter Agreement with Jabil as an exhibit under Item 601(b)(10) of Regulation S-K; however, the Company does not consider any of the specific terms of such agreement to be material to warrant description of such terms in the Registration Statement.

The Company advises the Staff that it makes purchases through Flextronics International and Foxconn solely on a purchase order basis.

31.	Please revise to describe the key components and material sources of those components for your products. We note, for example, that you describe the importance of integrated circuit components and power supplies and key merchant silicon vendors, such as Broadcom and Intel, as part of your supply chain on page 19. Please describe how these components differentiate your products compared to your competitors.

The Company advises the Staff that the Company has revised pages 100 of the Registration Statement as requested.

Intellectual Property, page 98

32.	Please revise to briefly describe here or other appropriate places which components of the EOS relate to the 2004 agreement with Optumsoft that may now be in dispute. Please advise whether the 2004 agreement with Optumsoft is a material agreement under Item 601(b)(10) and whether it describes any dispute resolution processes or licensing fee arrangements that may be implicated. In addition, please clarify whether all of your switching products are involved in the dispute.

The Company advises the Staff that Optumsoft has not filed a formal complaint against the Company at this time, and, consequently, the Company is unaware of the precise components of EOS that are in dispute, and any such disclosure would be speculative in nature. The Company also advises the

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Staff that the Company believes that the names of any of these components, once identified by Optumsoft, would not meaningful to investors.

The Company advises the Staff that the Company has revised the disclosure on pages 20, 21, 102 and F-26 to clarify that the EOS components in dispute are contained in all versions of EOS, which are on all of the Company’s products.

The Company advises the Staff that the Company has filed the 2004 Optumsoft agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Management

Executive Officers and Directors, page 101

33.	Since it is unclear from your disclosure, please clarify whether your co-founder and Chief Development Officer Andy Bechtolsheim is a full-time employee.

The Company has revised the disclosure on page 104 of the Registration Statement to clarify that Andy Bechtolsheim is a full-time employee of the Company.

Certain Relationships and Related Party Transactions, page 118

34.	Please identify the related parties such as Messrs. Cheriton and Bechtolsheim and their respective affiliates that are subject to your Investors’ Rights Agreements and who receives registration rights under each agreement.

The Company advises the Staff that the Company has revised the disclosure on page 122 of the Registration Statement in response to the Staff’s comment.

35.	On page F-23, you disclose two related party Note Purchase Agreements originally entered into on 2008, but repaid and terminated in January 2011. Please advise why the repayment of these notes are not disclosed as related party transactions required to be disclosed under Item 404(a) of Regulation S-K. We refer you to Instruction 1 to Item 404 requiring disclosure of related party transactions for two fiscal years preceding the registrant’s last fiscal year.

The Company advises the Staff that the Company has revised page 121 of the Registration Statement as requested.

36.	On page F-40, you disclose related party sales and amounts due from customers that are affiliated with your directors. Please advise us whether any of these transactions are required to be disclosed under Item 404(a) of Regulation S-K.

The Company respectfully advises the Staff that none of these transactions are required to be disclosed under Item 404(a) of Regulation S-K because the interest of the parties arises solely as a result

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of certain of the Company’s directors serving in the capacity as a director of such other corporation, and disclosure is not required under Item 404(a) of Regulation S-K under such circumstances.

37.	Your disclosure on pages 20 and 100 regarding your intellectual property dispute with Optumsoft, Inc. refers to a 2004 agreement and the fact that your director and largest stockholder Mr. David Cheriton is also a director for Optumsoft. Please advise whether any transactions under the 2004 agreement (or any other agreement with Optumsoft) are required to be disclosed under Item 404(a) of Regulation S-K.

The Company advises the Staff that the Company has filed the 2004 Optumsoft agreement as an exhibit under Item 601(b)(10) of Regulation S-K. The Company advises the Staff that no transactions under the 2004 Optumsoft agreement are required to be disclosed under Item 404(a) of Regulation S-K.

Principal Stockholders, page 120

38.	In Note (1) on page 121 of your beneficial ownership table, you disclose that Mr. Cheriton disclaims voting and investment power of the shares held by the 2010 David R. Cheriton Irrevocable Trust. Please revise to disclose the natural person(s) who holds voting and/or investment power of the shares of common stock held in the trust. In particular, please clarify whether Mr. Cheriton is involved or influences the votes for the shares held in the trust. We note you refer to Mr. Cheriton as you largest stockholder on pages 21 and 100, taking into consideration of shares held in the 2010 David R. Cheriton Irrevocable Trust.

The Company advises the Staff that the Company has revised the disclosure on pages 123 and 124 of the Registration Statement in response to the Staff’s comment.

39.	Please advise us whether you will include the shares of common stock underlying your convertible note for Andy Bechtolsheim, as an individual, in your beneficial ownership table.

The Company advises the Staff that the shares of common stock underlying the convertible promissory note held by the Bechtolsheim Family Trust will be included in the beneficial ownership table as noted in footnote (2) to such table on page 123 of the Registration Statement. The Company will include such shares once an estimated IPO price range is available.

40.	Please advise us why the disclosure of the disclaimers of beneficial ownership in Notes (1)-(3), (4), (7), and (9) on behalf of your management is appropriate. Further, Note (9) discloses that Mr. Giancarlo disclaims voting and investment control as well as beneficial ownership to the extent of his pecuniary interest. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership is determined, in accordance with Exchange Act Rule 13d-3, based on voting and/or investment power, not pecuniary interest. Thus, it appears this reference to pecuniary interest is irrelevant and should be removed. Further, since you disclaim voting and investment control for Mr. Giancarlo for the shares held by Ag Investors, LLC, please revise to disclose the natural person(s) who holds voting and/or investment power over these shares.

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The Company advises the Staff that the Company has revised the disclosure on pages 123 and 124 of the Registration Statement in response to the Staff’s comment.

Underwriting, page 133

41.	On page 136, you disclose that Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. may release your common stock and other securities subject to the lock-up agreements any time “with or without notice.” Please clarify how this statement is consistent with FINRA Rule 5131’s requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

The Company advises the Staff that the Company has revised the language on page 140 to add the following after “with or without notice, provided that notice shall be provided as required by applicable law, rule or regulation.”

Financial Statements

Consolidated statements of income, page F-4

42.	We note that your derive revenues from both products and PCS services. Please revise to disclose separately product sales and service revenue pursuant to Rule 5-03(b)(1)(a) of Regulation S-X. Also state separately costs and expenses attributable to product and services pursuant to Rule 5-03(b)(2) of Regulation S-X.

The Company supplementally advises the Staff that PCS revenue represents less than 10% of total revenue in all periods presented and is considered immaterial for separate disclosure under rule 5-03.1 of Regulation S-X

Note 1: Organization and Summary of Significant Accounting Policies, page F-8

43.	Refer to page 34. We note that a material portion of your sales is derived through distributors, systems integrators and value-added resellers and that your distributors represent potential sources of increased credit risk because they are less likely to have reserve resources to meet payment obligations. Please expand your accounting policy for allowance for doubtful accounts on page F-11 to include your policy for evaluating collectability of accounts from distributors. Please also expand the disclosure on page 74 to address collectability of amounts due from distributors.

The Company advises the Staff that the Company does not have a separate policy for evaluating collectability of accounts from distributors. However, the Company’s credit policy does address collectability of accounts from customers who may be undercapitalized and are considered a higher credit risk. In response to the Staff’s comment, the Company has expanded its accounting policy for allowance for doubtful accounts on page F-11 to include its policy for evaluating these customers and mitigating any

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credit risk. The Company has also expanded the disclosure on page 73 to address collectability of amounts due from these customers.

In addition, please note the Company’s disclosure in Concentrations of Credit Risk on page F-9, which references the Company’s general policy for mitigating credit risk with respect to accounts receivable.

44.	Refer to your accounting policy for inventories on page F-11. We note on page 95 that you stock spare parts in over 85 locations around the world through your third-party logistics suppliers. Please expand your accounting policy to address inventories on consignment and disclose the amount of inventory on location at third-party logistics suppliers on page F-19, if material.

In response to the Staff’s comment, the Company has updated its footnote disclosure on page F-20 and will expand its inventory accounting policy disclosure on page F-12 to include a discussion of inventories held at third-party providers and the amount of spare parts inventory held by those providers.

Note 3: Balance Sheet Components, page F-18

45.	Refer to your disclosure of property and equipment on page F-20 and financing obligation-build-to-suit lease on page F-25. Please expand the disclosure to describe the certain aspects of the construction that permitted you to account for the building as the owner. Also, describe the continuing involvement and reason for the lack of transferability of risks and rewards for the landlord in greater detail.

The Company advises the Staff that the Company has revised pages F-20 and F-25 of the Registration Statement as requested.

Note 6: Commitments and Contingencies, page F-24

46.	Refer to your disclosure of legal proceedings beginning on page F-26. Please expand the disclosure to describe the confidentiality and use restrictions and components of EOS that are covered in the letter from Optumsoft. Consider explaining which modules of EOS, application programming interfaces and agents described on pages 88 and 93 are subject to the Optumsoft license dispute.

The Company advises the Staff that the Company has revised the disclosures on page F-26 to describe the confidentiality and use restrictions. The Company advises the Staff that Optumsoft has not filed a formal complaint against the Company at this time, and, consequently, the Company is unaware of the precise components of EOS that are in dispute and any such disclosure would be speculative in nature. The Company also advises the Staff that the Company believes that the names of any of these components, once identified by Optumsoft, will not be meaningful to investors.

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47.	Refer to page 27 and the disclosure of your use of open source software, which may require release portions of the source code of Arista’s software to the public. Since the terms of many open source licenses have not been interpreted by U.S. courts, tell us the basis for your belief that this would not constitute a material contingency pursuant to ASC 450-20-50-3.

The Company advises the Staff that the Company monitors its use of open source software for the purposes of compliance with the terms of any agreements under which such open source software is licensed. To date, the Company has not received any formal complaints from any third parties asserting violations of any open source licenses including any failure to distribute any Company software components thereunder. Based on currently available information, the Company does not believe that a loss under any such open source licenses is probable; however, it is a reasonable possibility. Due to the absence of any formal complaints, no estimate of the amount or range of possible amounts can be determined at this time. Therefore, the Company believes that its disclosure under Legal Proceedings on pages 102 and F-26 is sufficient.

Note 11: Income Taxes, page F-37

48.	Please expand the disclosure of your reconciliation of statutory federal income tax and effective income tax to include detail of the countries of origin for the foreign tax differential. Also, describe the nature of tax credits in 2011.

The Company advises the Staff that the Company has revised pages F-36 and F-38 of the Registration Statement as requested.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jayshree Ullal, Arista Networks, Inc.

Marc Taxay, Arista Networks, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.

Securities and Exchange Commission March 28, 2014 Page 19	CONFIDENTIAL TREATMENT REQUESTED BY ARISTA NETWORKS, INC.: ANET-001

Patrick A. Pohlen, Latham & Watkins LLP

Tad J. Freese, Latham & Watkins LLP

Dane Wall, Ernst & Young LLP